UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Greenbrook TMS Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

393704309

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 393704309

1	NAMES OF REPORTING PERSONS The Vamvakas Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐ Joint Filing
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 4,727,697 (1)
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 4,727,697 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,727,697(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 26.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): FI

(1) Reflects deemed shared beneficial ownership with the Reporting Person’s indirect subsidiary, Greybrook Health Inc. (“Greybrook Health”), as reported below.

(2) Based on the quotient obtained by dividing (a) the number of common shares of the Issuer (“Common Shares”) that may be deemed beneficially owned by the Reporting Person as set forth in Row 9 by (b) 17,801,885 common shares outstanding as of December 31, 2021.

CUSIP No. 393704309

1	NAMES OF REPORTING PERSONS Greybrook Health Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐ Joint Filing
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 4,727,697(1)
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 4,727,697(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,727,697(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 26.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): FI

(1)	Includes 4,527,697 Common Shares directly owned by the Reporting Person and 200,000 Common Shares directly owned by Greybrook Realty Partners Inc., an affiliate of Greybrook Health and an indirect subsidiary of The Vamvakas Family Trust (the “Trust”). The Reporting Person may be deemed to share beneficial ownership with the Trust, as reported above.
(2)	Based on the quotient obtained by dividing (a) the number of Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 17,801,885 Common Shares outstanding as of December 31, 2021.

CUSIP No. 393704309

Item 1(a).	Name of Issuer

Greenbrook TMS Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

890 Yonge Street 7th Floor

Toronto, Ontario

Canada, M4W 3P4

Item 2(a).	Name of Person Filing

The Vamvakas Family Trust (the “Trust”)

Greybrook Health Inc. (“Greybrook Health”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

For the Trust:

800-105 Gordon Baker Road

Toronto, Ontario M2H 3P8

For Greybrook Health:

890 Yonge Street, 7th Floor

Toronto, Ontario M4W 3P4

Item 2(c).	Citizenship

See Row 4 of the cover pages.

Item 2(d).	Title of Class of Securities

Common shares, no par value, of the Issuer (“Common Shares”)

Item 2(e).	CUSIP Number

393704309

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Row 9 of the cover pages.

(b)	Percent of Class:

See Row 11 of the cover pages.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Row 5 of the cover pages.

(ii)	shared power to vote or to direct the vote:

See Row 6 of the cover pages.

(iii)	sole power to dispose or to direct the disposition of:

See Row 7 of the cover pages.

(iv)	shared power to dispose or to direct the disposition of:

See Row 8 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Beneficial ownership by the Trust consists of Common Shares that are beneficially owned by the Trust’s indirect subsidiary, Greybrook Health, as reported herein.

Beneficial ownership by Greybrook Health includes 4,527,697 Common Shares directly owned by Greybrook Health and 200,000 Common Shares directly held by Greybrook Realty Partners Inc., an affiliate of Greybrook Health and an indirect subsidiary of the Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

See Item 6.

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

THE VAMVAKAS FAMILY TRUST

By:	/s/ Elias Vamvakas
Name: Elias Vamvakas Title: Trustee

Greybrook Health Inc.

By:	/s/ Sasha Cucuz
Name: Sasha Cucuz Title: President and Secretary